Exhibit 77M     Van Kampen Mid Cap Growth Fund




   A Special Meeting of Shareholders (the Meeting) of the Van Kampen Mid Cap Growth Fund (the Fund), a series of the Van Kampen Series
Fund, Inc., a Maryland Corporation, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Wednesday, June 23 2004, at 4:00 p.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen Mid Cap Growth Fund would (i) transfer all of its assets and liabilities to the Van Kampen Growth Fund in exchange solely for Class A, B and C shares of the Van Kampen Growth Fund, (ii) distribute such shares to the holders of shares of the Van Kampen Growth Fund and (iii) be dissolved. Effective June 25, 2004, the Van Kampen Growth Fund was renamed Van Kampen Mid Cap Growth Fund.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
5,101,878 shares; Against: 207,978 shares; Abstaining: 515,494 shares.